                                                                    EXHIBIT 99.1

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY



David Osher,

                  Plaintiff,
                                                         C.A. No. 19593-NC
         v.

William P. Foley, II, Patrick F. Stone,
John R. Snedegar, Dwayne Walker, Bradley
Inman, John McGraw, Richard H. Pickup,
Carl A. Strunk, Fidelity National Financial,
Inc., Fidelity National Information
Solutions, Inc., and Micro General
Corporation,

Defendants.


                             CLASS ACTION COMPLAINT

         Plaintiff, by and through plaintiff's attorneys, alleges upon information and belief, except as to paragraph 1 which is alleged upon personal knowledge, as follows:

                                   THE PARTIES

         1. Plaintiff David Osher ("plaintiff") is the owner of common stock of Micro General Corporation ("Micro General" or the "Company") and has been the owner of such shares continuously since prior to the wrongs complained of herein.

         2. Defendant Micro General is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices located at 2510 N. Red Hill Avenue, Santa Ana, California. Micro General is a leading provider of production and workflow software systems to the real estate, title and escrow industries. Micro General common stock trades on the New York Stock Exchange under the symbol "MGEN."

         3. Defendant Fidelity National Information Solutions, Inc. ("FNIS") is a Delaware corporation with its principal executive offices located in Santa Barbara, California. FNIS provides data, solutions and services to lenders and other participants in the real estate industry. FNIS purports to be the nation's largest provider of Multiple Listing Services ("MLS") systems.

         4. Defendant Fidelity National Financial, Inc. ("FNF") is a Delaware corporation with its principal executive offices located in Irvine, California. FNF owns and/or controls approximately 80% of FNIS. As of December 31, 2001, FNF owned approximately 61.7% of the Micro General's outstanding common stock. By virtue of its controlling stake, FNS is in a fiduciary relationship with plaintiff and the other public stockholders of Micro General, and owes plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

         5. Defendant William P. Foley, II ("Foley") is and at all relevant times has been Co-Chairman of the Board of Directors of Micro General. Foley also serves as Chairman of the Board and Chief Executive Officer of FNF and the Chairman of FNIS.

         6. Defendant Patrick F. Stone ("Stone") is and at all relevant times has been Co-Chairman of the Board of Directors of Micro General. Stone also serves as President of FNF and the Chief Executive Officer of FNIS.

         7. Defendant John R. Snedegar ("Snedegar") is and at all relevant times has been Chief Executive Officer, President and a director of Micro General. Snedegar owns approximately 7.8% of the Company's outstanding common stock.

         8. Defendant Richard H. Pickup ("Pickup") is and at all relevant times has been a director of Micro General. As of February 14, 2002, Pickup owned approximately 9% of the Company's outstanding common stock.

         9.       Defendants Dwayne Walker, Bradley Inman, John McGraw and Carl
A. Strunk are and at all relevant times have been directors of Micro General.

         10. The defendants referred to in paragraphs 5 through 9 are collectively referred to herein as the "Individual Defendants."

         11. The defendants referred to in paragraphs 3 through 6 are sometimes collectively referred to herein as the "FNF Defendants."

         12. By reason of the above Individual Defendants' positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of Micro General, and owe plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

                            CLASS ACTION ALLEGATIONS

         13. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all shareholders of Micro General common stock, or their successors in interest, who are being and will be harmed by defendants' conduct described herein (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

         14.      This action is properly maintainable as a class action.

         15. The Class is so numerous that joinder of all members is impracticable. As of April 29, 2002, there were approximately 15.7 million shares of Micro General common stock in the public float, owned by hundreds if not thousands of public shareholders.

         16. There are questions of law and fact which are common to the Class including, inter alia, the following:

                  (a) whether defendants have improperly engaged in a course of conduct designed to benefit themselves at the expense of Micro General's public stockholders; and

                  (b) whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated.

         17. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

         18. The prosecution of separate actions by individual Class members would create the risk of inconsistent or varying adjudications with respect to the individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair their ability to protect their interests.

         19. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                             SUBSTANTIVE ALLEGATIONS

         20. On or about April 30,2002, FNIS announced that it was commencing a tender offer for all of the publicly held shares of Micro General common stock. Under the terms of the offer, Micro General holders will receive
0.696 shares of FNIS common stock for each Micro General common share (the "Tender Offer"). Based upon FNIS's closing price of $23.93 per share on April 29, 2002, the Tender Offer values Micro General common stock at only $16.65 per share.

         21. Pursuant to the Tender Offer, certain affiliated stockholders and members of management, including defendants Foley and Stone (both affiliated with FNIS and FNT), Snedegar, and certain other officers and directors of Micro General have agreed to tender their shares to ENIS. Defendant Foley will be the Chairman of the combined entity and defendant Stone will be the Chief Executive Officer.

         22. The FNF Defendants have timed the proposal to freeze out Micro General shareholders in order to capture for themselves the Company's future potential without paying an adequate or fair price to the Company's public shareholders. Micro General common stock has recently traded in excess of the proposed consideration. As recently as April 18, 2002, Micro General common stock traded as high as $16.65 per share. Moreover, in August 2001, Micro General common stock traded as high as $18.90 per share.

         23. The FNF Defendants have timed the announcement of the proposed buyout to place an artificial lid on the market price of Micro General stock so that the market would not reflect Micro General's improving potential, thereby purporting to justify an unreasonably low price.

         24. The FNF Defendants have access to internal financial information about Micro General, its true value, expected increase in true value, and the benefits of 100% ownership of Micro General to which plaintiff and the Class members are not privy. The FNF Defendants are using such inside information to benefit themselves in this proposed transaction, to the detriment of Micro General's public stockholders.

         25. The FNF Defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Micro General's public shareholders. The FNF have voting control of the Company and control its proxy machinery. The FNF Defendants have selected and control all of the Company's directors, who are beholden to the FNF Defendants for their offices and the valuable perquisites which they enjoy therefrom.

         26. The FNF Defendants are engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the Class. By reason of the foregoing, The FNF Defendants and the Individual Defendants have breached and are breaching their fiduciary duties to the members of the Class.

         27. Unless the proposed exchange offer is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class to the irreparable harm of the members of the Class.

         28.      Plaintiff and the Class have no adequate remedy at law.

         WHEREFORE, plaintiff prays for judgment and relief as follows:

         A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

         B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating or closing the proposed transaction;

         C. In the event the proposed exchange offer is consummated, rescinding it and setting it aside or awarding rescissory damages to the Class;

         D. Directing defendants to account to Class members for their damages sustained as a result of the wrongs complained of herein;

         E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff's attorneys' and experts' fees;

         F. Granting such other and further relief as this Court may deem just and proper.

         DATED:   April 30, 2002


                                                ROSENTHAL, MONHAIT, GROSS
                                                    & GODDESS, P.A.


                                                By: /s/ Carmella P. Keener
                                                    ----------------------------
                                                919 Market Street, Suite 1401
                                                P.O. Box 1070
                                                Wilmington, DE 19899
                                                (302) 656-4433

         OF COUNSEL:

         SCHTFFR1N & BARROWAY, LLP
         Marc A. Topaz
         Patricia C. Weiser
         Three Bala Plaza East
         Suite 400
         Bala Cynwyd, PA 19004
         (610) 667-7706